

December 13, 2016

Via E-mail
Mr. Maximilian Scheder-Bieschin
Chief Financial Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

> **Re:** **Ekso Bionics Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended Dec. 31, 2015**
> **Filed March 14, 2016**
> **File No. 000-55442**

Dear Mr. Scheder-Bieschin:

We have reviewed your November 29, 2016 response to our comment letter and have the following comment. Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

General

1. Please file the License and Services Agreement dated October 27, 2014 between Ekso and OttoBock to which you refer in your response letter. If this agreement has been previously filed, please tell us when and include this agreement in any future exhibit index.

Please contact Kate McHale, Staff Attorney at (202) 551-3464 or Jay Ingram at (202) 551-3397 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief